EXHIBIT 99.1

Taro Receives Extension of Time to File 2005 Form 20-F From Nasdaq Panel

Company Maintains Current Listing on The Nasdaq Stock Market

HAWTHORNE, N.Y., Sept. 13, 2006 (PRIMEZONE) -- Taro Pharmaceutical Industries Ltd. ("Taro" or the "Company") (Nasdaq:TARO) today announced that the Nasdaq Listing Qualifications Panel (the "Panel") has determined to continue the listing of the Company's shares on The Nasdaq Global Select Market, subject to certain conditions.

The Company was granted an extension of time until on or about October 5, 2006 for the Panel to receive a report on the previously announced independent investigation of the circumstances relating to the restatement of the Company's 2003 and 2004 financial results. Subject to the Panel's review of the report, a further extension, to November 17, 2006, was granted for Taro to file its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (the "2005 Form 20-F"). The Company expects to be in a position to file the 2005 Form 20-F following the completion of the independent investigation and finalization of the 2005 audit. If these conditions and other relevant listing requirements are met, the Company's ordinary shares will remain listed on The Nasdaq Global Select Market.

As the Company announced on July 21, 2006, Taro received a Staff Determination from the Listing Qualifications Department of The Nasdaq Stock Market stating that the Company's ordinary shares were subject to delisting because Nasdaq had not received Taro's 2005 Form 20-F by July 17, 2006. The Panel's decision regarding the continued listing of Taro's ordinary shares was based on information that Taro presented to the Panel at a hearing on this matter.

Taro is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For more information on Taro, please visit www.taro.com.

SAFE HARBOR STATEMENT

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts, and statements that include the word "expects," or similar language; and statements concerning the continued listing of Company's securities on The Nasdaq Global Select Market, the investigation being conducted by independent counsel, the completion of the 2005 audit, and the filing of the 2005 Form 20-F. Although the Company believes that such statements are based on reasonable assumptions and reliable sources, it has no assurance thereof. Factors that could cause actual results to differ include actions by Nasdaq staff, the timing and outcome of the investigation being conducted by independent counsel, the ability of the Company to finalize its 2005 audit, general economic conditions, industry and market conditions, regulatory actions and legislative actions in the countries in which Taro operates, escalation of the conflict in the Middle East, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

CONTACT:  Taro Pharmaceutical Industries Ltd.
          Daniel Saks, Vice President, Corporate Affairs
            (914) 345-9000 ext. 6208
          Kevin Connelly, Chief Financial Officer
            (914) 345-9000 ext. 6338